UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

NOMAC ACQUISITION, INC.

CHESAPEAKE ENERGY CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma  73118

 Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$N/A	$N/A



Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  

2

News Release

CHESAPEAKE ENERGY CORPORATION TO ACQUIRE
BRONCO DRILLING Company, Inc.

Bronco’s Shareholders to Receive $11.00 Per Share in Cash

Chesapeake Will Add 22 Drilling Rigs to Assist in Ramp-up of
Company’s Liquids-Focused Drilling Programs

OKLAHOMA CITY, OKLAHOMA, APRIL 15, 2011 – Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share.  The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies.  The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer.  Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig.  Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake.  Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake.  The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing

Chesapeake Contacts:		bronco Contacts:	chesapeake energy corporation
Jeffrey L. Mobley, CFA (405) 767-4763 Jeff.mobley@chk.com	Jim Gipson (405) 935-1310 jim.gipson@chk.com	Bob Jarvis (405) 242-4444 x-102 bjarvis@broncodrill.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

approximately 200 drilling rigs.  Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

Aubrey K. McClendon, Chesapeake’s CEO, stated, “We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today.  The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays.  We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

D. Frank Harrison, Bronco’s Chairman and CEO, stated, “We are excited about this transaction with Chesapeake, one of the premiere and most innovative energy companies in the world.  Chesapeake’s visionary and people-centric approach is highly admired.  We view this as a great opportunity and in the best interests of Bronco, our shareholders and our employees.”

The definitive agreement entered into by Chesapeake and Bronco provides for Chesapeake to acquire Bronco in a two-step transaction.  The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Chesapeake for all outstanding shares of Bronco common stock at a price of $11.00 per share in cash.  In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of Bronco common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest.  Upon completion of the transaction, Bronco will become an indirect wholly owned subsidiary of Chesapeake.  The tender offer will be conditioned upon a majority of the outstanding shares of Bronco common stock being tendered into the offer and will also be subject to regulatory clearances and other customary terms and conditions.

Chesapeake is expected to launch the tender offer shortly and the transaction is expected to close in the second quarter of 2011, subject to customary closing conditions.  The transaction is not subject to or conditioned upon financing arrangements.

Johnson Rice & Company L.L.C. is acting as financial advisor to Bronco and has delivered a fairness opinion to its board of directors.  Thompson & Knight is acting as legal counsel to Bronco.  Jefferies & Company, Inc. is acting as financial advisor to Chesapeake.  Commercial Law Group, P.C. and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to Chesapeake.

About Chesapeake:

Chesapeake Energy Corporation is the second-largest producer of natural gas and the most active driller of new wells in the U.S.  Headquartered in Oklahoma City, Chesapeake's operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S.  Chesapeake owns leading positions in the Barnett, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford, Granite Wash, Cleveland, Tonkawa, Mississippian, Wolfcamp, Bone Spring, Avalon and Niobrara unconventional liquids plays.  Chesapeake has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets.  Further

2

information is available at www.chk.com where Chesapeake routinely posts announcements, updates, events, investor information and presentations and all recent press releases.

About Bronco:

Bronco Drilling Company, Inc. is a publicly held company headquartered in Edmond, Oklahoma, and is a provider of contract land drilling to oil and natural gas exploration and production companies. Bronco's common stock is quoted on The NASDAQ Global Select Market under the symbol "BRNC".  For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Important Information:

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Bronco Drilling Company, Inc. common stock described in this press release has not commenced. At the time the expected tender offer is commenced, Chesapeake Energy Corporation or a wholly owned subsidiary of Chesapeake will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC), and Bronco will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Bronco shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Bronco at no expense to them.

These documents will also be available at no charge from the SEC's website at www.sec.gov.  In addition, investors and Bronco shareholders will be able to obtain a free copy of these documents (when they become available) from Bronco by contacting Bronco Drilling Company, Inc. at 16217 N. May Ave., Edmond, OK 73013, attention: Investor Relations.

Forward Looking Statements:

This news release contains, among other things, certain statements of a forward-looking nature. Such statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; (2) successful completion of the proposed transaction on a timely basis; (3) the impact of regulatory reviews on the proposed transaction; (4) the outcome of any legal proceedings that may be instituted against one or both of Chesapeake and Bronco and others following the announcement of the definitive agreement; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and (6) other factors described in Chesapeake’s and Bronco’s filings with the SEC, including their respective reports on Forms 10-K, 10-Q, and 8-K.

Many of the factors that will determine the outcome of the subject matter of this communication are beyond either Chesapeake’s or Bronco’s ability to control or predict. Except to the extent required by applicable law, neither Chesapeake nor Bronco undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

3